SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of June 2010

       HIGHWAY HOLDINGS LIMITED___
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
          New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F  ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___  No    X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on June 28, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED
Date: June 30, 2010	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2010 FOURTH QUARTER/ YEAR-END RESULTS

HONG KONG —June 28, 2010 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal fourth quarter and year ended March 31, 2010, maintaining profitability despite   challenging worldwide economic conditions.
Net income for the fiscal fourth quarter was $161,000, or $0.04 per diluted share, compared with net income of $271,000, or $0.07 per diluted share, a year earlier.  Net sales for the same period were $6.0 million compared with $6.9 million a year earlier.
Net income for fiscal year 2010 was $420,000, or $0.11 per diluted share, compared with net income of $768,000, or $0.20 per diluted share, in fiscal 2009.  Net sales for fiscal 2010 were $21.7 million compared with $33.7 million a year ago.
 “Despite the steep decline in worldwide economic activity during the past year and the impact on net sales, the company was still able to achieve a net profit in both the fiscal 2010 fourth quarter and year,” said Roland Kohl, president and chief executive officer of Highway Holdings.
Kohl noted that order flow and net sales appear to be improving in the new fiscal year compared with last year.  He added that future financial performance, however, will remain uncertain due to the recent steep increases in labor costs in China, the fluctuations in raw materials prices, and the changes in the value of the euro and yuan compared with the U.S. dollar.
He noted the company initiated substantial internal changes to address global factors, including the closure of two of its four factories.  “These closures resulted in one-time charges that impacted profitability for fiscal 2010, but will reduce our future operating costs,” Kohl said.
Nonetheless, “the company was able to further improve its balance sheet, increase its cash position, reduce inventory and accounts receivables, and improve its current ratio.  As a result, we ended the fiscal year with cash and restricted cash at 1.5 times current and long-term liabilities combined,” Kohl added.

(more)

 Gross profit as a percentage of sales increased to 21.6 percent compared with 19.9 percent a year earlier.  The increase in gross profit reflects a focus on streamlining the company’s workforce and the implementation of programs and systems to enhance operations.
Selling, general and administrative expenses for fiscal 2010 decreased by $1.5 million, or 25.0 percent, compared with the same period a year earlier as a result of both the decrease in net sales and the elimination of certain expenses related to the recently closed facilities -- as well as a reduction in auditing fees.
 Fiscal 2010 fourth quarter results reflect an approximate 13.6 percent reduction in net sales, with a $90,000 higher gross profit -- resulting in strong operational income of $366,000 compared with an operational loss of $18,000 a year earlier.
The weakening of the euro compared with the U.S. dollar in the fiscal fourth quarter resulted in a currency exchange loss of $167,000 in fiscal 2010 compared with a currency exchange loss of $51,000 the year earlier.  The company does not undertake any currency hedging transactions.  The company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations.
Kohl noted that the company’s balance sheet remains strong with total current assets at
March 31, 2010 of $14.3 million; working capital of $9.8 million; and long-term debt, net of the current portion, of only $44,000. The company’s current ratio was 3.18:1 at March 31, 2010 compared with 2.53 at March 31, 2009.
Kohl highlighted the company’s cash position of $1.88 per diluted share and an increase in total shareholders’ equity to $11.7 million at March 31, 2010 from $11.4 million a year earlier – representing approximately $3.12 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products.  Highway Holdings is headquartered in Hong Kong, and currently operates with its principal manufacturing facility in Shenzhen, and a factory in Wuxi, in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Year Ended
	March 31		March 31,

	2010	2009	2010	2009

Net sales	$5,964	$6,906	$21,739	$33,729
Cost of sales	4,561	5,593	17,039	27,025
Gross profit	1,403	1,313	4,700	6,704
Selling, general and administrative expenses	1,037	1,331	4,367	5,823
Operating income (loss)	366	(18)	333	881

Non-operating items
Interest expenses	(9)	(15)	(47)	(141)
Exchange (loss) gain, net	(167)	(51)	173	(330)
Interest income	-	7	6	35
Other income	24	172	46	230
Share of loss of unconsolidated affiliates	(2)	-	(2)	-
Impairment loss on property, plan and equipment	(97)	-	(97)	-
Impairment loss on investment in unconsolidated affiliates	(2)	-	(2)	-
Total non-operating (expense) income	(253)	113	77	(206)

Net income before income tax and non-controlling Interest	113	95	410	675
Income taxes credit (expense)	11	119	(10)	35
Net Income before non-controlling interests	124	214	400	710
Loss attributable to non-controlling Interest	37	57	20	58
Net Income attributable to Highway Holdings Limited	$161	$271	$420	$768

Net Income attributable to Highway Holdings Limited
Basic	$0.04	$0.07	$0.11	$0.21
Diluted	$0.04	$0.07	$0.11	$0.20

Weighted average number of shares
Basic	3,755	3,744	3,755	3,744
Diluted	3,758	3,774	3,758	3,774

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	March 31	March 31
	2010	2009
Current assets:
Cash and cash equivalents	$6,279	$5,809
Restricted cash	771	1,028
Accounts receivable, net of doubtful accounts	3,240	3,426
Inventories	3,495	4,010
Prepaid expenses and other current assets	507	672
Total current assets	14,292	14,945

Property, plant and equipment, (net)	2,051	2,840
Investment in affiliates	8	2
Intangible assets, (net)	1	24
Total assets	$16,352	$17,811

Current liabilities:
Accounts payable	$2,389	$2,166
Short-term borrowing	793	1,850
Current portion of long-term debt	251	259
Accrual payroll and employee benefits	542	373
Other liabilities and accrued expenses	514	1,257
Total current liabilities	4,489	5,905
Long-term debt – net of current portion	44	294
Deferred income taxes	147	163
Total liabilities	4,680	6,362

Shareholders' equity:
Common shares, $0.01 par value	38	37
Additional paid-in capital	11,289	11,224
Retained earnings	461	154
Accumulated other comprehensive loss	(13)	(6)
Treasury shares, at cost – 37,800 shares as of March 31, 2009; and March 31, 2010 respectively	(53)	(53)
Total Highway Holdings Limited shareholders' equity	11,722	11,356
Non-controlling interest	(50)	93
Total Equity	11,672	11,449
Total liabilities and shareholders' equity	$16,352	$17,811